


04012182

SUPPL

12/31/2003

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

FILE NUMBER: 08204904

Re: **ICAP plc - AVS No.: 711039**

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell
Senior Vice President &
General Counsel

RC:db
Enclosures

ICAP North America Inc.
Harborside Financial Center
1100 Plaza Five, 12th Floor
Jersey City, NJ 07311-4996

Tel: 212 406 1100

www.icap.com



30th December 2003

Company Announcements Office
Old Broad Street
London
EC2N 1HP



Dear Sirs

ICAP plc - AVS No: 711039
Barclays PLC

In accordance with Section 9.11 of the Listing Rules, please find attached a
Schedule 10 notification in respect of a declaration received from Barclays PLC
pursuant to an interest in shares held by Section 203(2) CA 1985.

Would you kindly confirm receipt of the announcement by telephoning me on
020 7000 5782.

Yours faithfully

Kathryn Dickinson
Deputy Company Secretary

Enc:

ICAP plc
Park House
16 Finsbury Circus
London EC2M 7UR

Tel +44 (0) 20 7638 7592
Fax +44 (0) 20 7374 6743

www.icap.com

Registered Office as above
Registered in England 3611426

April 2002   Schedule 10

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO | 711039 |

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
ICAP plc	**BARCLAYS PLC**

| 3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 | 4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED LETTER |

| 5. Number of shares/amount of stock acquired

NOT KNOWN | 6. Percentage of issued class

N/A | 7. Number of shares/amount of stock disposed

N/A | 8. Percentage of issued class

N/A |

| 9. Class of security

Ordinary shares of 50p each | 10. Date of transaction

19.12.03 | 11. Date company informed

29.12.03 |

| 12. Total holding following this notification

3,471,537 | 13. Total percentage holding of issued class following this notification

3.01% |

| 14. Any additional Information | 15. Name of contact and telephone number for queries

KATHRYN DICKINSON
020 7000 5782 |

16. Name and signature of authorised company official responsible for making this notification
KATHRYN DICKINSON **DEPUTY COMPANY SECRETARY** Date of notification: **30 December 2003**

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8984/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

I:\secretarial\Jenny\Helen\Stock Exchange Announcements\2003\30.12.03 - Barclays Bank\Schedule 10.doc

22 December 2003

Group Corporate Secretariat
54 Lombard Street
London
EC3P 3AH

Tel 020 7699 2305
Fax 0870 242 2733

The Company Secretary
ICAP PLC
Park House
16 Finsbury Circus
London   EC2M 7UR

BARCLAYS

Dear Sir

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 19 December 2003 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of   3.02%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 115,135,335 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7699 2305.

Yours faithfully

Geoff Smith
Manager, Secretarial Services
Enc.

Barclays PLC Registered in England. Registered No. 48839. Registered Office 54 Lombard Street, London, EC2P 3AH

LEGAL ENTITY REPORT

ICAP

SEDOL : 0445515

As at 19 December 2003 Barclays PLC, through the legal entities listed below, had a notifiable interest in 3,471,537 ORD GBP0.50
representing   3.02 % of the issued share capital of 115,135,335 units

Legal Entity	Holding	Percentage Held
Barclays Life Assurance Co Ltd	215,910	0.1875
Barclays Capital Securities Ltd	97,000	0.0842
Barclays Global Investors, N.A.	53,740	0.0467
Gerrard Ltd	1,660	0.0014
Barclays Global Investors Ltd	3,103,227	2.6953
Group Holding	**3,471,537**	**3.0151**

3.011

1

REGISTERED HOLDERS REPORT

ICAP

SEDOL: 0445515

As at 19 December 2003 Barclays PLC, through the registered holders listed below, had a notifiable interest in 3,471,537 ORD GBP0.50 representing 3.02 % of the issued share capital of 115,135,335 units.

Registered Holder	Account Designation	Holding
ALMLUFTTL-18409-CHASE MANHATTA	ALMLUFTT	46,893
ASTEXMTTL-21359-CHASE NOMINEES	ASTEXMTT	68,209
ASUKEXTTL-20947-CHASE MANHATTA	ASUKEXTT	2,140,997
BARCLAYS CAPITAL NOMINEES LIMI		97,000
BLENTFUKQ-16344-CHASE MANHATTA	BLENTFUK	25,893
BLENTPUKQ-16345-CHASE MANHATTA	BLENTPUK	46,646
BLEQFDUKQ-16331-CHASE MANHATTA	BLEOFDUK	25,731
BLEQPTUEA-16341-CHASE MANHATTA	BLEOPTUE	60,412
BLEQPTUKQ-16341-CHASE MANHATTA	BLEOPTUK	57,228
BLUKINTTL-16400-CHASE MANHATTA	BLUKINTT	803,261
CHATRKTTL-16376-CHASE MANHATTA	CHATRKTT	43,867
R C Greig Nominees Limited a/c	BL1	117
R C Greig Nominees Limited GP1	GP1	1,543
UBS Limited	583996	53,740
Total		**3,471,537**